EXHIBIT 4.6

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a brief description of the common stock, par value $0.01 per share (“Common Stock”), of Prairie Operating Co. (the “Company,” “we,” “our,” or “us”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. This description of the terms of our Common Stock does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable provisions of the Delaware General Corporation Law (the “DGCL”), and the full text of our certificate of incorporation (as may be amended from time to time, the “Certificate of Incorporation”), our bylaws (as may be amended from time to time, the “Bylaws”), the Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock (as may be amended from time to time, the “Series D Certificate of Designation”) and the Certificate of Designation of Preferences, Rights and Limitations of Series F Convertible Preferred Stock (as may be amended from time to time, the “Series F Certificate of Designation”).

Authorized and Outstanding Stock

We are authorized to issue a total of 550,000,000 shares of stock, consisting of (i) 500,000,000 shares of Common Stock, and (ii) 50,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”).

The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding plus the number reserved for issuance upon the exercise, conversion or exchange of outstanding securities) by the affirmative vote of the majority of the voting power of the outstanding shares of stock of the Company entitled to vote generally on the election of directors, voting as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of either Common Stock or Preferred Stock voting separately as a class or series shall be required therefor.

Common Stock

Voting Power

Except as may otherwise be provided in our Certificate of Incorporation, in a preferred stock designation or by applicable law, each stockholder shall be entitled to one vote for each share of Common Stock held by that stockholder. Except as may otherwise be provided in our Certificate of Incorporation (including any preferred stock designation), the holders of shares of Common Stock shall have the exclusive right to vote for the election of directors and on all other matters upon which stockholders are entitled to vote. Unless otherwise provided in the Certificate of Incorporation or the Bylaws, directors shall be elected by a plurality of the votes cast by the holders of shares of stock entitled to vote in the election of directors at a meeting of stockholders at which a quorum is present. All other elections and questions presented to the stockholders at a meeting at which a quorum is present shall, unless otherwise provided by the Certificate of Incorporation, the Bylaws, the rules or regulations of any stock exchange applicable to the Company, or applicable law or pursuant to any regulation applicable to the Company or its securities, be decided by the affirmative vote of the majority of the voting power of the shares of stock of the Company which are present at the meeting, in person or by proxy and entitled to vote on the subject matter thereon.

Notwithstanding the foregoing, except as otherwise required by applicable law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to our Certificate of Incorporation (including any preferred stock designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such class or series, to vote thereon pursuant to our Certificate of Incorporation (including any preferred stock designation) or pursuant to the DGCL.

Dividends

Subject to the prior rights and preferences, if any, applicable to shares of Preferred Stock or any class or series thereof, and subject to the right of participation, if any, of the holders of Preferred Stock in any dividends, the holders of shares of Common Stock shall be entitled to receive ratably in proportion to the number of shares of Common Stock held by them such dividends and distributions (payable in cash, stock or otherwise), if any, as may be declared thereon by the board of directors (the “Board”) at any time and from time to time out of any funds of the Company legally available therefor.

Liquidation, Dissolution and Winding Up

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of Preferred Stock or any class or series thereof, and subject to the right of participation, if any, of the holders of Preferred Stock in any dividends, the holders of shares of Common Stock shall be entitled to receive all of the remaining assets of the Company available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them. A liquidation, dissolution or winding-up of the Company shall not be deemed to be occasioned by or to include any consolidation or merger of the Company with or into any other corporation or corporations or other entity or a sale, lease, exchange or conveyance of all or a part of the assets of the Company.

Preemptive or Other Rights

The holders of our Common Stock have no preemptive, subscription, redemption or conversion rights.

Election of Directors

Except as otherwise required by law or as otherwise provided in any certificate of designation for a series of Preferred Stock, the holders of Common Stock will possess all voting power for the election of our directors and all other matters requiring stockholder action. Cumulative voting is prohibited. Holders of Common Stock are entitled to one vote per share on matters to be voted on by stockholders.

Preferred Stock

Series D Preferred Stock

The Company has authorized 50,000 shares of series D preferred stock with a par value of $0.01 and a stated value of $1,000 (“Series D Preferred Stock”). No dividends are to be paid on the Series D Preferred Stock other than those in the same form as dividends actually paid on Common Stock (on an as-converted basis) or in connection with any adjustments related to stock dividends or stock splits.

This Series D Preferred Stock has no voting rights. However, as long as any shares of Series D Preferred Stock are outstanding, the Company must seek approval from holders of at least 66% of the then outstanding shares of Series D Preferred Stock in order to (a) alter or change the powers, preferences or rights of the Series D Preferred Stock in a materially adverse manner, (b) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a liquidation senior to, or otherwise pari passu with, the Series D Preferred Stock, (c) amend the Certificate of Incorporation or other charter documents in any manner that materially adversely affects any rights of the holders of Series D Preferred Stock, (d) increase the number of authorized shares of Series D Preferred Stock, or (e) enter into any agreement with respect to any of the foregoing.

Each share of Series D Preferred Stock is convertible at any time at the option of the holder into the number of shares of Common Stock determined by dividing the stated value of such share of $1,000 by $5.00, subject to adjustment by certain events. If the average price of the Common Stock for any 22 trading days during a 30 consecutive trading day period exceeds a threshold price calculated pursuant to the Series D Certificate of Designation, the Company can require conversion of the Series D Preferred Stock into Common Stock, subject to certain conditions.

At any time on or after May 3, 2025, the Company may also redeem some or all outstanding Series D Preferred Stock for $1,050 per share plus any accrued and unpaid dividends and any other amounts due in respect of the Series D Preferred Stock, subject to certain conditions.

Series F Preferred Stock

The Company has authorized 50,000 shares of Series F Preferred Stock with a par value of $0.01 (“Series F Preferred Stock”) and a stated value of $1,000 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series F Preferred Stock (“Stated Value”). Holders of the Series F Preferred Stock are entitled to receive, on a cumulative basis, whether or not authorized or declared and whether or not the Company has assets legally available therefor, dividends on each share of Series F Preferred Stock at a rate per annum equal to 12%, on the amount equal to the sum of (a) the Stated Value plus (b) all accrued and unpaid dividends on such share of Series F Preferred Stock (including dividends accrued and unpaid on previously unpaid dividends); provided, that, from, including and after the date that is the six-month anniversary of the maturity of the Company’s reserve-based credit agreement, the dividend rate will be 25%. Dividends will be paid to the holder in cash on each March 1, June 1, September 1 and December 1 of each calendar year, beginning on June 1, 2025 (each, a “Dividend Payment Date”). Alternatively, the Company may elect to make a payment of such dividend with respect to such Dividend Payment Date, entirely or partially, in shares of Common Stock, if certain equity conditions set forth in the Series F Certificate of Designation are satisfied as of such date.

Except as otherwise provided in the Series F Certificate of Designation or as otherwise required by law, the Series F Preferred Stock will have no voting rights. However, as long as any shares of Series F Preferred Stock are outstanding, the Company will not, without the affirmative vote of the Required Holders (as defined in the Series F Certificate of Designation), (a) alter or change the powers, preferences or rights given to the Series F Preferred Stock in an adverse manner or alter or amend the Series F Certificate of Designation in such a manner so as to adversely affect any rights of the holders of the Series F Preferred Stock, (b) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon any liquidation, dissolution or winding-up of the Company senior to, or otherwise pari passu with, the Series F Preferred Stock, (c) amend the Company’s certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders, (d) increase the number of authorized shares of Series F Preferred Stock, or (e) enter into any agreement with respect to any of the foregoing.

Holders of the Series F Preferred Stock may convert all or a portion their shares of Series F Preferred Stock into shares of Common Stock at any time and from time to time. However, in no event will any share of Series F Preferred Stock be converted into shares of Common Stock using a Market Stock Payment Price or Triggering Event Conversion Price (each as defined in the Series F Certificate of Designation) that is lower than $1.15 per share, in which case $1.15 per share shall be used for such conversion. The initial conversion rate for the Series F Preferred Stock will be 202.0202 shares of Common Stock per share of Series F Preferred Stock. The conversion rate will also be subject to certain adjustments as described in the Series F Certificate of Designation. Holders also have the option to convert all or a portion of the shares of Series F Preferred Stock then held by such holder using an Alternative Conversion Rate (as defined in the Series F Certificate of Designation) in lieu of the conversion rate, subject to an Alternative Conversion Cap (as defined in the Series F Certificate of Designation) for each quarter. The Company may settle such alternative conversions entirely (but not in part) in cash on the conversion settlement dates in respect of such alternative conversions if (i) the Market Stock Payment Price (as defined in the Series F Certificate of Designation) on the trading day immediately prior to the applicable alternative conversion date is less than $5.00 per share (subject to proportionate adjustments for certain stock dividends or distributions, splits and combinations) (such alternative conversion, a “Below Floor Alternative Conversion”) and (ii) the Company shall have first delivered to the holder of Series F Preferred Stock a written notice of such election at least 10 trading days prior to any such alternative conversion date, stating that the Company has elected to settle all Below Floor Alternative Conversions in cash; provided that the Company will not be entitled to (i) deliver more than two alternative conversion cash payment notices in any rolling 90 day period or (ii) deliver an alternative conversion cash payment notice at any time during which it would be restricted from redeeming such shares of Series F Preferred Stock in cash in accordance with the Company’s reserve-based credit agreement.

With respect to (a) the conversion of each share of Series F Preferred Stock for Standard Conversion Consideration (as defined in the Series F Certificate of Designation) and (b) the redemption of each share of Series F Preferred Stock at the Company Redemption Price or the Fundamental Change Redemption Price (each as defined in the Series F Certificate of Designation), the holder of such share will be entitled to receive an additional payment (each, an “Additional Payment”) in an amount equal to (x) $19,875,000 multiplied by (y) a fraction, the numerator of which is the Stated Value of such share of converted or redeemed Series F Preferred Stock, and the denominator of which is the aggregate Stated Value of all shares of Series F Preferred Stock issued to the holder of the Series F Preferred Stock, which Additional Payment shall be paid in cash unless prohibited by the Company’s reserve-based credit agreement, in which case it shall be paid in shares of Common Stock; provided, however, that in no event will the aggregate amount of all Additional Payments exceed $19,875,000.

Subject to the terms, conditions and certain exceptions set forth in the Series F Certificate of Designation, the Company will have the right to redeem all (but not less than all) of the then-outstanding shares of Series F Preferred Stock for a cash redemption price per share of Series F Preferred Stock equal to the Company Redemption Price (as defined in the Series F Certificate of Designation). If a Fundamental Change (as defined in the Series F Certificate of Designation) occurs, the holders of the Series F Preferred Stock may require the Company to redeem all or any portion of the shares of Series F Preferred Stock owned by such holder for a cash purchase price equal to the Fundamental Change Redemption Price (as defined in the Series F Certificate of Designation).

Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation, Bylaws and the DGCL

Certain provisions of our Certificate of Incorporation and our Bylaws, which are summarized in the following paragraphs, may have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. Such provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. In particular, our Certificate of Incorporation and our Bylaws and Delaware law, as applicable, among other things:

●	provide our Board with the ability to alter the Bylaws without stockholder approval (subject to rights of the holders of our Preferred Stock);
●
provide that, subject to the rights of the holders of Preferred Stock, special meetings of our stockholders may be called only by the Chairman (or any Co-Chairman) of the Board or the Board pursuant to a resolution adopted by a majority of the total number of directors then in office; and

●
provide that, subject to the rights of the holders of Preferred Stock, vacancies on our Board may be filled by a majority of directors in office, although less than a quorum, or by a sole remaining director.

These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our Board. These provisions may delay or prevent someone from acquiring or merging with us, which may cause the market price of our Common Stock to decline.

Advance Notice Bylaws. Our Bylaws contain an advance notice procedure for stockholder proposals to be brought before any meeting of stockholders, including proposed nominations of persons for election to our Board. Stockholders at any meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our corporate secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the Bylaws do not give our Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed, or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Interested Stockholder Transactions. We may become subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits “business combinations” between a publicly-held Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock for a three-year period following the date that such stockholder became an interested stockholder.

Transfer Agent and Registrar

The transfer agent for our Common Stock is VStock Transfer, LLC. The transfer agent’s telephone number and address is (212) 828-8436 and 18 Lafayette Place, Woodmere, NY 11598.